Burcon NutraScience Corporation

Consolidated Financial Statements

March 31, 2022, 2021 and 2020

(In Canadian dollars)

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting in accordance with National Instrument 52-109 Certification of Disclosure in Issuers’ Annual Filings and Rules 13a-15(f) under the U.S. Exchange Act.  Internal control over financial reporting is a process designed under the supervision and with the participation of our management, including our Interim Chief Executive Officer and Chief Financial Officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

As of March 31, 2022, our management assessed the effectiveness of our internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control - Integrated Framework (2013).  Based on this assessment, our management concluded that, as of March 31, 2022, our internal control over financial reporting was not effective based on those criteria because a material weakness in internal control over financial reporting existed as of that date, as described below.  The Company did not design and operate controls with sufficient precision over the share of loss in Merit Foods.  The Company's controls related to the review of its share of loss were not designed or operated at a level of precision to allow the Company to prevent or detect potential material misstatements in a timely manner.  The Company will implement remediation measures improving the review of the share of loss in Merit Foods by implementing additional controls at a greater level of precision.

The material weakness did not result in any identified material misstatements to the consolidated financial statements and there were no changes to previously released financial results.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Burcon Nutrascience Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Burcon Nutrascience Corporation and its subsidiaries (together, the Company) as of March 31, 2022 and 2021, and the related consolidated statements of operations and comprehensive loss, of changes in shareholders' equity and of cash flows for each of the three years in the period ended March 31, 2022, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of March 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2022 and 2021, and its financial performance and its cash flows for each of the three years in the period ended March 31, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of March 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO because a material weakness in internal control over financial reporting existed as of that date related to the design and operation of controls with sufficient precision over the share of loss in Merit Functional Foods Corporation.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness referred to above is described in the accompanying Management's Report on Internal Control over Financial Reporting. We considered this material weakness in determining the nature, timing, and extent of audit tests applied in our audit of the March 31, 2022 consolidated financial statements, and our opinion regarding the effectiveness of the Company's internal control over financial reporting does not affect our opinion on those consolidated financial statements.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the

PricewaterhouseCoopers LLP

PricewaterhouseCoopers Place, 250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3S7

T: +1 604 806 7000, F: +1 604 806 7806

"PwC" refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Assessment of objective evidence of impairment of the investment in Merit Functional Foods Corporation

As described in Notes 2 and 7 to the consolidated financial statements, the Company has an investment in Merit Functional Foods Corporation (Merit), which is accounted for under the equity method of accounting. Under the equity method of accounting, investments are recorded at historical cost as an asset and adjusted for dividends received, capital contributions, other transactions that result in changes in ownership interest held by the Company, and the Company's share of Merit's earnings or losses, which is recorded as a component of loss and comprehensive loss for the year. Management considers whether there is any objective evidence that its investment is impaired. Objective evidence that the investment is impaired includes observable data about one or more of the following events; (i) significant financial difficulty; (ii) breach of contract, such as a default or delinquency in payments; (iii) the Company granting to Merit a concession that the Company would not otherwise consider; (iv) it becoming probable that Merit will enter bankruptcy or other financial reorganisation; or (v) the disappearance of an active market for the investment because of financial difficulties of Merit. Objective evidence of impairment also includes information about changes with an adverse effect that has taken place in the technological, market, economic or legal environment and whether there has been a significant or prolonged decline in the fair value of an investment below cost. When such objective evidence of impairment exists, the carrying amount of the investment is tested for impairment by comparing the recoverable amount of the investment with its carrying amount. As at March 31, 2022, the Company's investment in Merit amounted to $13.4 million and management concluded that there was no objective evidence of impairment.

The principal considerations for our determination that performing procedures relating to the assessment of objective evidence of impairment of the investment in Merit is a critical audit matter are (i) the judgment required by management when assessing whether there was objective evidence of impairment that would require a formal impairment test to be performed; and (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures to evaluate audit evidence related to management's assessment of objective evidence of impairment.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's assessment of objective evidence of impairment of the investment in Merit. These procedures also included, among others, evaluating the reasonableness of management's assessment of objective evidence of impairment for the investment in Merit, which includes observable data about one or more of the following events: (i) significant financial difficulty; (ii) breach of contract, such as a default or delinquency in payments; (iii) the Company granting to Merit a concession that the Company would not otherwise consider; (iv) it becoming probable that Merit will enter bankruptcy or financial reorganisation; (v) the disappearance of an active market for the investment because of financial difficulties of Merit; or (vi) information about changes with an adverse effect that has taken place in the technological, market, economic or legal environment and whether there has been a significant or prolonged decline in the fair value of an investment below cost by considering (i) current financial position of Merit; (ii) relevant agreements between Merit and its lenders; (iii) third-party investment in Merit during the years and (iv) evidence obtained in other areas of the audit.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, Canada

June 27, 2022

We have served as the Company's auditor since 2001.

BURCON NUTRASCIENCE CORPORATION

Consolidated Balance Sheets

As at March 31, 2022 and March 31, 2021

(In Canadian dollars)

	March 31, 2022 $	March 31, 2021 $
ASSETS
Current assets
Cash and cash equivalents	7,000,824	13,972,659
Restricted cash (note 5)	122,707	-
Amounts receivable (notes 7 and 13)	200,342	338,715
Inventory	-	132,473
Prepaid expenses	291,621	154,757
	7,615,494	14,598,604

Property and equipment (note 4)	859,386	1,005,760
Deferred development costs - net of accumulated amortization of $105,375 (2021 - $nil) (note 6)	6,217,153	4,463,748
Investment in and loan to Merit Functional Foods Corporation (note 7)	13,402,774	16,401,703
Goodwill	1,254,930	1,254,930

	29,349,737	37,724,745

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities (note 13)	906,651	1,418,049
Lease liability	14,397	28,431
Deferred revenue (note 5)	122,707	-
	1,043,755	1,446,480

Lease liability	58,742	5,266

	1,102,497	1,451,746
SHAREHOLDERS' EQUITY (note 9)
Capital stock	114,566,577	114,106,836
Contributed surplus	15,863,592	14,058,654
Options	7,041,049	6,490,537
Restricted share units	12,078	-
Warrants	-	594,621
Deficit	(109,236,056)	(98,977,649)

	28,247,240	36,272,999

	29,349,737	37,724,745

Subsequent events (note 19)

Approved by the Board of Directors

“Douglas Gilpin”	“D. Lorne Tyrrell”
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

BURCON NUTRASCIENCE CORPORATION

Consolidated Statements of Operations and Comprehensive Loss

Years ended March 31, 2022, 2021 and 2020

(In Canadian dollars)

	2022 $	2021 $	2020 $

REVENUE
Royalty income (note 7 and 1(b))	171,471	8,646	31,134
Research income (note 5)	-	250,000	-
	171,471	258,646	31,134

EXPENSES
Research and development (note 10)	1,845,599	414,005	721,851
Intellectual property	1,447,847	785,957	846,137
General and administrative (note 11)	4,275,603	3,654,142	2,186,273

	7,569,049	4,854,104	3,754,261

LOSS FROM OPERATIONS	(7,397,578)	(4,595,458)	(3,723,127)

INTEREST AND OTHER INCOME (notes 7 and 13)	434,496	446,765	247,918

MANAGEMENT FEE INCOME (notes 7 and 13)	114,435	342,469	364,210

GAIN ON DILUTION OF INVESTMENT IN MERIT FUNCTIONAL FOODS CORPORATION (note 7)	961,164	6,384,942	-

SHARE OF LOSS IN MERIT FUNCTIONAL FOODS CORPORATION (note 7)	(4,294,789)	(2,421,459)	(939,806)

INTEREST AND OTHER EXPENSE (notes 7 and 8)	(72,527)	(770,404)	(589,277)

FOREIGN EXCHANGE (LOSS) GAIN	(3,608)	(4,347)	2,153

LOSS ON DISPOSAL OF EQUIPMENT	-	-	(949)

CHANGE IN FAIR VALUE OF DERIVATIVE LIABILITY (note 8)	-	-	5,384
LOSS AND COMPREHENSIVE LOSS FOR THE YEAR	(10,258,407)	(617,492)	(4,633,494)

BASIC AND DILUTED LOSS PER SHARE (note 12)	(0.09)	(0.01)	(0.06)

The accompanying notes are an integral part of these consolidated financial statements.

BURCON NUTRASCIENCE CORPORATION

Consolidated Statements of Changes in Shareholders' Equity

Years ended March 31, 2022, 2021 and 2020

(In Canadian dollars, except share amounts)

	Number of fully paid common shares	Capital stock $	Contributed surplus $	Options $	Warrants $	Restricted share units $	Convertible debentures $	Deficit $	Total shareholders' equity $

Balance - March 31, 2019	43,941,536	73,361,133	9,001,467	9,184,852	199,117	-	-	(93,726,663)	(1,980,094)
Loss and comprehensive loss for the year	-	-	-	-	-	-	-	(4,633,494)	(4,633,494)
Convertible debentures	-	-	-	-	-	-	2,762,927	-	2,762,927
Shares issued	51,503,003	25,149,059	-	-	-	-	-	-	25,149,059
Options exercised	173,000	118,350	-	(47,279)	-	-	-	-	71,071
Options forfeited	-	-	29,394	(29,394)	-	-	-	-	-
Warrants exercised	1,182,099	816,482	-	-	(284,538)	-	-	-	531,944
Warrants issued	-	-	-	-	2,030,058	-	-	-	2,030,058
Warrant adjustment	-	-	-	-	85,421	-	-	-	85,421
Share issue costs	-	(1,398,921)	-	-	-	-	-	-	(1,398,921)
Warrant issue costs	-	-	-	-	(237,890)	-	-	-	(237,890)
Stock-based compensation	-	-	-	565,642	-	-	-	-	565,642

Balance - March 31, 2020	96,799,638	98,046,103	9,030,861	9,673,821	1,792,168	-	2,762,927	(98,360,157)	22,945,723

Loss and comprehensive loss for the year	-	-	-	-	-	-	-	(617,492)	(617,492)
Conversion of convertible debentures	9,047,601	9,809,012	-	-	-	-	(2,762,927)	-	7,046,085
Options exercised	90,884	72,735	-	(33,635)	-	-	-	-	39,100
Options expired	-	-	5,027,793	(5,027,793)	-	-	-	-	-
Warrants exercised	2,493,254	6,183,270	-	-	(1,196,762)	-	-	-	4,986,508
Share issue costs	-	(4,284)	-	-	-	-	-	-	(4,284)
Warrant issue costs	-	-	-	-	(785)	-	-	-	(785)
Stock-based compensation expense	-	-	-	1,878,144	-	-	-	-	1,878,144

Balance - March 31, 2021	108,431,377	114,106,836	14,058,654	6,490,537	594,621	-	-	(98,977,649)	36,272,999

Loss and comprehensive loss for the year	-	-	-	-	-	-	-	(10,258,407)	(10,258,407)
Options exercised	191,615	197,481	-	(136,957)	-	-	-	-	60,524
Options expired	-	-	505,947	(505,947)	-	-	-	-	-
Options forfeited	-	-	755,130	(755,130)	-	-	-	-	-
RSUs granted	-	-	-	-	-	12,078	-	-	12,078
Warrants exercised	105,750	262,260	-	-	(50,760)	-	-	-	211,500
Warrants expired	-	-	543,861	-	(543,861)	-	-	-	-
Stock-based compensation expense	-	-	-	1,948,546	-	-	-	-	1,948,546

Balance - March 31, 2022	108,728,742	114,566,577	15,863,592	7,041,049	-	12,078	-	(109,236,056)	28,247,240

The accompanying notes are an integral part of these consolidated financial statements.

BURCON NUTRASCIENCE CORPORATION

Consolidated Statements of Cash Flows

Years ended March 31, 2022, 2021 and 2020

(In Canadian dollars)

	2022 $	2021 $	2020 $

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	(10,258,407)	(617,492)	(4,633,494)
Items not affecting cash
Amortization of property and equipment	156,036	123,234	37,290
Amortization of deferred development costs	105,375	-	-
Inventory expensed as research and development costs	132,186	-	-
Unrealized foreign exchange loss (gain)	548	4,474	(1,798)
Interest accretion	(343,503)	(307,875)	(144,343)
Finance income	(798)	(6,144)	-
Interest and other expense	72,527	770,403	589,277
Change in fair value of derivative liability	-	-	(5,384)
Loss on disposal of equipment	-	-	949
Financing expense	-	-	85,420
Gain on dilution of investment in Merit Functional Foods Corporation	(961,164)	(6,384,942)	-
Share of loss in Merit Functional Foods Corporation	4,294,789	2,421,459	939,806
Stock-based compensation expense	1,435,678	1,646,615	514,983
	(5,366,733)	(2,350,268)	(2,617,294)
Changes in non-cash working capital items
Amounts receivable	138,373	(6,467)	(205,643)
Inventory	287	(331)	(132,142)
Prepaid expenses	(139,620)	137,279	18,719
Accounts payable and accrued liabilities	(509,071)	190,487	39,806
Deferred revenue	-	(275,578)	275,578
	(5,876,764)	(2,304,878)	(2,620,976)
Interest received	(36,741)	(155,973)	(79,812)
Interest paid	-	(572,097)	(672,195)
Net cash used in operating activities	(5,913,505)	(3,032,948)	(3,372,983)

CASH FLOWS FROM INVESTING ACTIVITIES
Interest received	36,741	155,973	79,812
Investment in Merit Functional Foods Corporation	-	-	(13,000,000)
Development costs deferred	(1,217,089)	(1,978,217)	(1,467,076)
Acquisition of property and equipment	(51,512)	(894,529)	(101,187)
	(1,231,860)	(2,716,773)	(14,488,451)

CASH FLOWS FROM FINANCING ACTIVITIES
Issue of capital stock	272,024	5,025,608	25,752,074
Issue costs	-	(239,589)	(1,381,417)
Issue of warrants	-	-	1,780,752
Issue of convertible debentures	-	-	9,500,000
Short-term loan	-	-	250,000
Repayment of convertible note	-	-	(2,000,000)
Repayment of short-term loan	-	-	(1,500,000)
Lease liability	-	(90,153)	-
Lease payments	(97,946)	-	-
	174,078	4,695,866	32,401,409

FOREIGN EXCHANGE (LOSS) GAIN ON CASH AND CASH EQUIVALENTS	(548)	(4,474)	1,798

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(6,971,835)	(1,058,329)	14,541,773

CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	13,972,659	15,030,988	489,215

CASH AND CASH EQUIVALENTS - END OF YEAR	7,000,824	13,972,659	15,030,988

The accompanying notes are an integral part of these consolidated financial statements.

BURCON NUTRASCIENCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2022, 2021 and 2020

(In Canadian dollars)

1. Nature of operations

Burcon NutraScience Corporation ("Burcon" or the "Company") is headquartered in Vancouver, British Columbia, Canada.

Burcon is a research and development company that has developed plant protein extraction and purification technology in the field of functional, renewable plant proteins.  The Company has an extensive portfolio of composition, application and process patents covering novel plant-based proteins derived from pea, canola, soy, hemp, sunflower seed and more.

a) Pea and canola proteins

Burcon has developed novel pea proteins that it has branded Peazazz® and Peazac® and three canola protein products, Puratein®, Supertein® and Nutratein®.

In May 2019, Burcon and two other entities formed Merit Functional Foods Corporation ("Merit Foods").  Merit Foods has completed the construction of and has commissioned a 94,000 square foot commercial protein production facility in Manitoba, Canada to produce, under license, Burcon's pea and canola protein products.  See note 7 for further details.

b) CLARISOY®

Burcon had a license and production agreement (the "Soy Agreement") with Archer Daniels Midland Company ("ADM") to license its CLARISOY® technology to ADM on an exclusive basis to produce, market and sell CLARISOY® soy protein worldwide.  On August 7, 2020, Burcon and ADM agreed to terminate the Soy Agreement.  As part of the agreement to terminate the exclusive license, the CLARISOY trademark reverted back to Burcon.

2. Significant accounting policies

Basis of presentation

These consolidated financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and interpretations issued by the IFRS Interpretations Committee ("IFRIC").

The Company has consistently applied the same accounting policies throughout all periods presented.  Certain comparatives have been restated to conform with this year's presentation.  The board of directors approved these consolidated financial statements on June 24, 2022.

BURCON NUTRASCIENCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2022, 2021 and 2020

(In Canadian dollars)

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries, Burcon NutraScience (MB) Corp. ("Burcon-MB") and Burcon NutraScience Holdings Corp. ("Burcon Holdings").  A subsidiary is an entity in which the Company has control, directly or indirectly.  Under IFRS 10, an investor controls an investee if and only if the investor has power over the investee, exposure, or rights, to variable returns from its involvement with the investee, and the ability to use its power over the investee to affect the amount of the investor's returns.  All material intercompany transactions and balances have been eliminated on consolidation.

Details of the Company's subsidiaries at March 31, 2022 are as follows:

	Place of incorporation	Interest %	Principal activity

Burcon NutraScience (MB) Corp.	Manitoba, Canada	100	Research and development
Burcon NutraScience Holdings Corp.	Canada	100	Investment holding

Investment in Associates

An associate is an entity over which the Company has significant influence.  Significant influence is the power to participate in the financial and operating policy of the investee without the power to control or jointly control those policies.

The Company has an investment in Merit Functional Foods Corporation which is accounted for under the equity method of accounting.  Under the equity method of accounting, investments are recorded at historical cost as an asset and adjusted for dividends received, capital contributions, other transactions that result in changes in ownership interest held by the Company, and the Company’s share of Merit Foods’ earnings or losses, which is recorded as a component of Loss and Comprehensive Loss for the year.  When the Company’s share of losses of an associate exceeds the Company’s interest in the associate, which includes any long-term interests that, in substance, form part of the Company’s net investment in the associate, the Company discontinues recognizing its share of further losses.  Additional losses are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate.

Management considers whether there is any objective evidence of impairment as a result of one or more of the following events, which include (i) significant financial difficulty; (ii) breach of contract, such as a default or delinquency in payments; (iii) the Company granting to Merit Foods a concession that the Company would not otherwise consider; (iv) it becoming probable that Merit Foods will enter bankruptcy or other financial reorganization; or (v) the disappearance of an active market for the net investment because of financial difficulties of Merit Foods to determine whether it is necessary to test the Company's investment in Merit Foods for impairment.  Objective evidence of impairment also includes information about changes with an adverse effect that has taken place in the technological, market, economic or legal environment and whether there has been a significant or prolonged decline in the fair value of an investment below cost. When such objective evidence of impairment exists, the carrying amount of the investment is tested for impairment by comparing the recoverable amount of the investment with its carrying amount. Any reversal of that impairment loss is recognized to the extent that the recoverable amount of the investment subsequently increases.

BURCON NUTRASCIENCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2022, 2021 and 2020

(In Canadian dollars)

Revenue recognition

The Company recognizes revenue when the amount of revenue can be reliably measured, and it is probable that future economic benefits will flow to the Company.  The Company may earn revenues from licensing agreements under which third parties are granted rights to use the Company's technologies.

If the substantive rights to the technologies are retained by the Company, or the Company has remaining performance obligations under the licensing agreements, and as such not all of the risks and rewards have been transferred to the licensee, the Company recognizes amounts received or receivable as royalties when earned on an accrual basis.

At the point when all of the risks and rewards associated with the use of the technologies have, in substance, been relinquished under the licensing agreements, the Company recognizes the fair value of future payments expected to be received as proceeds from the sale of the technologies in the consolidated statements of operations and comprehensive loss, once the expected future payments can be reliably measured.

Upfront payments and similar non-refundable payments received under these agreements are initially recognized as deferred revenue.  Subsequently, if the Company recognizes royalty revenue, the amounts deferred are recognized as revenue on a straight-line basis over the estimated period royalties are expected to be earned commencing in the period royalties are first recognized as revenue.  Otherwise, the deferred amounts are recognized as sale proceeds at the date of sale of the technologies.

License agreements may consist of multiple elements and provide for varying consideration terms, such as upfront payments and milestone or similar payments.  Revenue arrangements with multiple elements are reviewed in order to determine whether the multiple elements can be divided into separate units of accounting.  If separable, the consideration received is allocated among the separate units of accounting based on their respective fair values, and the applicable revenue recognition criteria are applied to each of the separate units.  Otherwise, the applicable revenue recognition criteria are applied to the revenue arrangement as a single unit.

BURCON NUTRASCIENCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2022, 2021 and 2020

(In Canadian dollars)

Government assistance

The Company carries out research and development in Canada that is eligible for Scientific Research and Experimental Development ("SR&ED") Investment Tax Credits ("ITC") at both the federal and provincial level.  The Company has recognized the refundable portion of ITC at the provincial level but has not recognized the benefits of ITC at the federal level because realization of these benefits is not probable at this time.  The Company's determination of ITC involves uncertainty with respect to management's interpretation of complex tax regulations.  The ITC claims are subject to review and acceptance by the Canada Revenue Agency prior to collection.

Government grants that are receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Company with no future related costs are recognized in the statement of profit or loss in the period in which they become receivable.

Accounting estimates and judgements

The preparation of consolidated financial statements in accordance with IFRS requires management to apply judgment in applying accounting policies.  The judgments that have the most significant effect on the amounts recognized in the consolidated financial statements are outlined below.  In addition, IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements, the reported amount of revenue and expenses during the reporting period, and disclosures made in the accompanying notes to the consolidated financial statements.  Outlined below are the assumptions and other sources of estimation uncertainty as at March 31, 2022 that have a risk of resulting in material adjustments to the carrying amounts of assets and liabilities within the next year.

a) Areas of judgement

Assessment of indicators of impairment of the Investment in Merit Functional Foods Corporation

Judgment is required in assessing whether there is objective evidence of impairment of its investment in Merit Foods.  The information management considered included whether there was evidence of significant financial difficulty, breach of contract, the granting of concessions, probable bankruptcy or financial reorganization or the disappearance of an active market for the investment in Merit Foods. Management also considered whether there was information about changes with an adverse effect that has taken place in technological, market, economic or legal environment and whether there has been a significant or prolonged decline in the fair value of an investment below cost.  Management also considered the investment of Bunge Limited in fiscal 2022 and the resulting dilution gain.  As a result, at March 31, 2022 management concluded that there was no objective evidence of impairment related to its investment in Merit Foods.

BURCON NUTRASCIENCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2022, 2021 and 2020

(In Canadian dollars)

Assessment of indicators of impairment of long-lived assets including property and equipment and deferred development costs

Judgment is required in assessing whether there are indicators of impairment of long-lived assets.  Management considers both internal and external information to determine whether there is an indicator of impairment and, accordingly, whether impairment testing is required.  The information management considered included plant-based protein market information, the Company's market capitalization, Bunge's investment in Merit, internal financial models and actual results.  As a result, at March 31, 2022 management concluded that there were no impairment indicators related to its long-lived assets.

Commencement of amortization of deferred development costs

On July 1, 2019, the Company commenced deferring development costs related to its pea and canola technologies.  Judgement is required to assess when amortization of deferred development costs commences.  Management considered whether there was sufficient evidence to conclude that the Merit production facility was capable of operating in the manner intended by management.  Based on the Merit production facility's output, management concluded that the facility was effectively commissioned on December 31, 2021.  As a result, the Company ceased capitalization of costs and commenced amortization on January 1, 2022.  Deferred development costs are amortized over estimated useful life of 15 years.

b) Sources of estimation uncertainty

Expected credit losses on Merit Foods loan receivable

The Company estimates the expected credit losses on Merit Foods' loan receivable based on management's best estimate of the lifetime expected credit loss calculated based on probability of default, loss given default, and outstanding balance of the loan.  At March 31, 2022, the total lifetime expected credit loss on the Merit Foods loan receivable was estimated to be $83,000.

Goodwill impairment assessment

The Company determines the recoverable amount of its cash generating unit when performing its annual impairment test for goodwill.  In determining the recoverable amount, the Company considers its market capitalization, any recent investments in Merit Foods by third parties, and internal projected cash flows.  The estimate of recoverable amount is based on management's best estimates of what an independent market participant would consider appropriate.  At March 31, 2022, the recoverable amount of the Burcon cash generating unit exceeded the carrying amount, and therefore no impairment charge has been recognized.

BURCON NUTRASCIENCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2022, 2021 and 2020

(In Canadian dollars)

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit with banks and highly liquid short-term interest bearing securities with maturities at the date of purchase of three months or less.

Financial instruments

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument.  Financial assets are derecognized when rights to receive cash flows from assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.  Financial assets and liabilities are offset and the net amount is reported in the consolidated balance sheets when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

At initial recognition, the Company classifies its financial instruments in one of the following categories: amortized cost, fair value through profit or loss, and fair value through other comprehensive income.

Derivatives are recognized initially and subsequently at fair value.  Transaction costs are expensed in the consolidated statements of operations and comprehensive loss.  Gains and losses arising from changes in fair value are presented in the consolidated statements of operations and comprehensive loss, through profit or loss, in the period in which they arise.

Financial assets carried at amortized cost, which include loans and receivables initially recognized at the amount expected to be received, less a provision for the expected credit loss.  Subsequently, financial assets carried at amortized cost are measured at amortized cost using the effective interest method less a provision for the expected credit loss.  The Company classifies its cash and cash equivalents and amounts receivable as financial assets carried at amortized cost.

Other financial liabilities are initially recognized at the amount required to be paid, less, when material, a discount to reduce the payables to fair value.  Subsequently, other financial liabilities are measured at amortized cost using the effective interest method.

At each reporting date, the Company assesses whether there is objective evidence that a financial asset is impaired.  If such evidence exists, the Company recognizes an impairment loss, as follows:

Financial assets carried at amortized cost: the impairment loss is the difference between the carrying value of the asset and the amortized cost of the financial asset, less the expected credit loss.  The carrying amount of the asset is reduced by this amount which is recognized in the consolidated statements of operations and comprehensive loss, through profit or loss.  Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the expected credit loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

BURCON NUTRASCIENCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2022, 2021 and 2020

(In Canadian dollars)

Transaction costs of an equity transaction are accounted for as a deduction from equity to the extent that they are incremental costs directly attributable to the equity transaction that otherwise would have been avoided.  Qualifying transaction costs incurred prior to the Company's year-end in anticipation of an issuance of equity instruments subsequent to the Company's year-end are deferred on the consolidated balance sheets until the equity instruments are issued.

Property and equipment

Property and equipment are recorded at cost less accumulated amortization.  The Company provides for amortization at the following annual rates:

Equipment	20% declining balance
Computer equipment	30% declining balance
Leasehold improvements	Straight-line over lease term
Right-of-use assets	Straight-line over lease term

Inventories

Inventories are recorded at the lower of cost and net realizable value.

Research and development costs

Research costs are expensed in the year incurred. Development costs are also expensed in the year incurred unless the related process is clearly defined and the costs attributable thereto can be reliably measured; the technical feasibility of the process has been established so that it will be available for use or sale; management has indicated its intention to produce and market, or use, the process; an ability to use or sell the process exists; the process will generate probable future economic benefits; and adequate resources exist, or are expected to be available, to complete the development and to use or sell the process.  The residual value and useful life are reviewed at each reporting date.  Where an indicator of impairment exists the deferred development costs are subject to impairment testing as described in "Impairment of long-lived assets" below.

Impairment of long-lived assets

The Company tests property and equipment and development costs for impairment whenever events or circumstances indicate that the carrying value of an asset or group of assets may not be recoverable.  Intangible assets that are not being amortized are tested annually for impairment and also if the Company identifies indicators of impairment.  For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows (cash-generating units).  The evaluation is based on the higher of the asset's fair value less costs of disposal and its value in use, which is the present value of future cash flows expected to be derived from the asset in its current state.  An impairment loss is recognized in the period it is determined to the extent that the carrying value exceeds the higher of fair value less costs to sell and value in use of the asset or group of assets.

BURCON NUTRASCIENCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2022, 2021 and 2020

(In Canadian dollars)

Goodwill

Goodwill represents the excess at the date of acquisition of the cost of the acquired business over the fair values attributed to the underlying net tangible assets and the identifiable intangible assets. Goodwill is not amortized.

On at least an annual basis, or when circumstances indicate the carrying value of goodwill may not be recoverable, the Company subjects goodwill to an impairment test.  For impairment testing purposes, the carrying value of goodwill is allocated to the group of assets that realize the benefits of the acquisition.  The impairment assessment is performed by comparing the carrying value of the group of assets, including the allocated carrying value of goodwill, to the higher of its fair value less costs to sell and its value in use, which is the present value of future cash flows expected to be derived from the group of assets in their current state.  If the carrying amount of the group of assets exceeds the recoverable amount, an impairment loss is charged to operations in the period such impairment is identified, allocated first to reducing the carrying amount of the goodwill allocated to the group, and then to the other assets of the group.

Income taxes

The Company uses the balance sheet liability method of accounting for income taxes.  Under this method, current income taxes are recognized for the estimated income taxes payable for the current year.  Deferred income tax assets and liabilities are recognized in the current year for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes.  Deferred income tax assets and liabilities are measured using substantively enacted tax rates and laws expected to apply in the years in which those temporary differences are expected to be recovered or settled.  Deferred income tax assets are recognized only to the extent they are considered probable to be realized.

BURCON NUTRASCIENCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2022, 2021 and 2020

(In Canadian dollars)

Stock-based compensation

Stock-based compensation expense relates to stock options as well as equity settled restricted share units ("RSUs").  The compensation cost is measured at the fair value of the equity instrument granted at the date of grant and is expensed to operations over the award's vesting period.  When stock options are exercised, capital stock is credited by the sum of the consideration paid and by the related portion previously recorded in options.  Upon vesting of equity settled RSUs, the related amount recorded as RSUs is reclassified into capital stock.  Additional information related to the stock option plan and the assumptions used in the Black-Scholes option pricing model are provided in note 9(c).

Earnings (loss) per share

Basic loss per share is computed by dividing the net loss for the year available to common shareholders by the weighted average number of common shares outstanding during the year.  The Company applies the treasury stock method to calculate diluted loss per share.  Diluted loss per share excludes all dilutive potential common shares if their effect is anti-dilutive.

Foreign currency translation

a) Functional and presentation currency

Items included in the financial statements of each consolidated entity are measured using the currency of the primary economic environment in which the entity operates (the "functional currency").  These consolidated financial statements are presented in Canadian dollars, which is the Company's and its subsidiaries' functional currency.

b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transactions.  Generally, foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at period end exchange rates of monetary assets and liabilities denominated in currencies other than an operation's functional currency are recognized in the consolidated statements of operations and comprehensive loss.

BURCON NUTRASCIENCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2022, 2021 and 2020

(In Canadian dollars)

Newly adopted accounting standards and amendments

IFRS 16 - Leases

Effective April 1, 2019, the Company adopted IFRS 16 - Leases, which requires, among other things, to recognize leases traditionally recorded as operating leases in the same manner as a financing lease.

The Company had a short-term lease in fiscal 2020 which was included as part of rent expense under general and administrative expenses (note 11).  During fiscal 2021, the Company entered into a long-term lease, which was accounted for in accordance with IFRS 16.

Accounting standard and amendments issued and not yet adopted

Amendments to IAS 1 - Classification of Liabilities as Current or Non-Current

The amendment clarifies the classification requirements to determine if a liability should be presented as current or non-current in the statement of financial position.  Under the new requirement, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing or recognition.  The amendment is effective for annual reporting periods beginning on or after January 1, 2023 and is to be applied retrospectively, with earlier application permitted.  The Company does not expect the new standard will have a significant impact on the consolidated financial statements.

3. COVID-19

The COVID-19 outbreak was declared as a pandemic by the World Health Organization on March 11, 2020.  Since the outbreak, global economies have been impacted as governments have imposed restrictions such as travel bans, self-imposed quarantines, social distancing and temporary closures of non-essential businesses.  Since March 2021, the supply of vaccines has become more secure and immunization rates are continuing to improve in Canada, the United States and many developed countries in the world.  However, the emergence of COVID variants continues to create uncertainty for economies worldwide.  The duration and long-term effects of the pandemic are unknown at this time.

Burcon's operations have not been materially impacted by the COVID-19 pandemic.  Since March 2020, Burcon has implemented measures to ensure the safety of work conditions for its staff at the Winnipeg Technical Centre and at its head office in Vancouver.  Burcon's COVID-19 protocols continue to evolve in response to government health and safety guidelines.  While the COVID-19 pandemic has caused certain disruptions and delays in Merit Foods' business operations, including the commissioning process of Merit Foods' Flex Production Facility, it is not possible to predict how long the pandemic will continue to last and whether the financial and business conditions of Burcon and Merit Foods will be impacted in future periods.

BURCON NUTRASCIENCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2022, 2021 and 2020

(In Canadian dollars)

Governments worldwide, including Canada, have implemented significant monetary and fiscal relief programs designed to stabilize their economies.  Burcon has received Canadian government assistance through the CEWS and CERS programs.  See notes 10 and 11 for details.

4. Property and equipment

Additions to property and equipment have been reduced by a cash grant received from the government of Manitoba of $nil (2021 - $50,000).

5. Deferred Revenue

Protein Industries Canada

In March 2022, Burcon entered into a collaborative agreement with Protein Industries Canada ("PIC") for the development of protein ingredients from sunflower seeds.  PIC is an industry-led, not-for-profit organization committed to positioning Canada as a global source of high-quality plant protein ingredients.  It is one of Canada's five innovation superclusters, which are government-initiated efforts to significantly boost Canada's job market, GDP, research and innovations.

BURCON NUTRASCIENCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2022, 2021 and 2020

(In Canadian dollars)

Burcon will partner with Pristine Gourmet, a processor of Canadian non-GMO cold pressed virgin oils, to further develop Burcon's novel process for the production of sunflower protein ingredients.  In March 2022, PIC provided Burcon an upfront payment of $122,707.  The advanced payment is based on projected eligible and direct expenses from the start of the project until September 30, 2022.  At March 31, 2022, Burcon has recorded the advance payment of $122,707 (2021 - $nil) in restricted cash and deferred revenue.

Nestle

In January 2020, Burcon, Société Des Produits Nestlé ("Nestlé ") and Merit Foods entered into a joint development agreement (the "JDA") to tailor Burcon and Merit's plant-based proteins for use in Nestlé food and beverage applications.  The JDA covered ongoing innovation and the future supply of Burcon and Merit's plant-based proteins from the Flex Production Facility.  The partnership was intended to combine Nestlé's expertise in the development, production and commercialization of plant-based foods and beverages with Burcon's proprietary plant protein extraction and purification technology, while leveraging Merit Foods' plant protein production capabilities.  During the year ended March 31, 2021, Burcon conducted research work and provided various samples to Nestlé for testing and analysis.  The research conducted by Burcon was successful in identifying processing techniques to modify and improve the functionality of Burcon's and Merit's plant-based proteins and as such, Burcon's role in the JDA ended in January 2021, Merit has continued to work with Nestlé for the supply of Merit Foods' plant protein products.  During the year ended March 31, 2021, Burcon recorded $250,000 that was received in fiscal 2020 from Nestlé as research income.

BURCON NUTRASCIENCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2022, 2021 and 2020

(In Canadian dollars)

6. Deferred development costs

On July 1, 2019, the Company commenced deferring development costs related to its pea and canola technologies.  The Company ceased capitalization of costs and commenced amortization on January 1, 2022.  Deferred development costs are amortized over the useful life of 15 years.

$

Cost at March 31, 2021	4,463,748
Additions	1,858,780
Cost at March 31, 2022	6,322,528

Amortization and impairment at March 31, 2021	-
Amortization	105,375
Amortization and impairment at March 31, 2022	105,375

Net book value at March 31, 2022	6,217,153

Cost at March 31, 2020	1,554,584
Additions	2,909,164
Cost at March 31, 2021	4,463,748

Amortization and impairment at March 31, 2020	-
Amortization	-
Amortization and impairment at March 31, 2021	-

Net book value at March 31, 2021	4,463,748

7. Investment in and loan to Merit Functional Foods Corporation

On May 23, 2019, Burcon NutraScience Holdings Corp. ("Burcon Holdings") entered into a shareholders' agreement (the "Shareholders' Agreement") with two other entities (the "Partners") to become shareholders of Merit Foods, to build and own a commercial production facility (the "Flex Production Facility") in Manitoba, Canada to produce, sell, market and distribute Burcon's Peazazz® and Peazac® pea proteins, Burcon's Puratein®, Supertein® and Nutratein® canola proteins, as well as Burcon's pea and canola protein blends that it has branded Nutratein-PS® and Nutratein-TZ®. The construction of the Flex Production Facility was completed by December 31, 2020.

On inception, Burcon Holdings held 40% of the issued and outstanding shares of Merit Foods, and the two other parties held 40% and 20%, respectively.  Each shareholder made its respective capital loan advances in June, September, December 2019 and February 2020 by way of shareholder loans totalling $32.5 million (the "Merit Shareholder Loans").

BURCON NUTRASCIENCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2022, 2021 and 2020

(In Canadian dollars)

On August 27, 2020, Bunge Limited ("Bunge") made an investment of $30 million into Merit Foods. In addition to purchasing equity directly from Merit Foods, Bunge purchased additional shares and debt from the other shareholders of Merit Foods.  As a result of these transactions, Bunge became a 25% shareholder in Merit Foods and Burcon's ownership interest in Merit Foods decreased to 33.3%. As a result of the dilution of Burcon's ownership interest in Merit Foods, Burcon recorded a dilution gain of $6,384,942 in fiscal 2021.

In October 2021, Bunge exercised its right to subscribe for additional common shares of Merit Foods for an aggregate subscription price of $4.95 million.  Following the investment by Bunge in Merit Foods in October 2021, Bunge's interest in Merit Foods increased from 25.0% to 28.9% and Burcon's interest in Merit Foods decreased from 33.3% to 31.6%.  As a result of the dilution in Burcon's ownership interest in Merit Foods, Burcon recorded a dilution gain of $961,164 in fiscal 2022.

Merit completed the commissioning process on December 31, 2021.  In addition, the pea and canola protein technology that is currently under license with Merit Foods was capable of operating in the manner intended by management with the commissioning of the Flex Production Facility, Burcon ceased capitalization of costs to deferred development and commenced amortization of deferred development costs on January 1, 2022.  Merit commenced the amortization of the facility on January 1, 2022.

Under the amended license and production agreement (the "Amended License Agreement"), Burcon receives running royalties on the net revenue (as defined in the Amended License Agreement) from sales of pea and canola products (the "Licensed Products") by Merit Foods.  Burcon is responsible for technology transfer to Merit Foods, and has been providing assistance, under a services agreement (the "Services Agreement"), to support design, construction and commissioning of the commercial protein production facility, as well as providing other services and sample production services.

As of March 31, 2022, Burcon Holdings has made capital loan advances of $13.0 million to Merit Foods in the form of shareholder loans.

BURCON NUTRASCIENCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2022, 2021 and 2020

(In Canadian dollars)

	Investment in Share capital $	Capital Contribution $	Loan receivable $	Total net investment $

At inception	1	-	11,000,000	11,000,001
Modification to loan terms	-	8,871,512	(8,871,512)	-
Capital loan advance	-	1,613,002	386,998	2,000,000
Share of loss in Merit Foods	-	(939,806)	-	(939,806)
Interest accretion	-	-	144,343	144,343

Net investment in Merit Foods, March 31, 2020	1	9,544,708	2,659,829	12,204,538
Share of loss in Merit Foods	-	(2,421,459)	-	(2,421,459)
Dilution gain of investment in Merit Foods	-	6,384,942	-	6,384,942
Interest accretion	-	-	307,875	307,875
Expected credit loss provision	-	-	(74,193)	(74,193)

Net Investment in Merit Foods, March 31, 2021	1	13,508,191	2,893,511	16,401,703
Share of loss in Merit Foods	-	(4,294,789)	-	(4,294,789)
Dilution gain of investment in Merit Foods	-	961,164	-	961,164
Interest accretion	-	-	343,503	343,503
Expected credit loss provision	-	-	(8,807)	(8,807)
Net Investment in Merit Foods, March 31, 2022	1	10,174,566	3,228,207	13,402,774

From inception to December 2019, the Merit Shareholder Loans were recorded as loan receivable.  In December 2019, the terms of the Merit Shareholder Loans were finalized.  The loans are non-interest bearing, unsecured, subordinated to Merit Foods' other secured and unsecured debts, have a term of 15 years, and may be repaid by Merit Foods, without penalty or bonus, on a pro-rata basis based on the proportionate share of each shareholder's loan outstanding in relation to the other shareholders of Merit Foods applied to the outstanding principal amounts.  As a result, Burcon recalculated the fair value at that date, resulting in a reduction of the fair value of the loan receivable that was transferred to a capital contribution account.  Notional interest is accruing on the loan receivable at 11% per annum, which is considered to be the market rate of interest.  For the year ended March 31, 2022, the Company recorded interest accretion of $343,503 (2021 - $307,875; 2020 - $144,343).  During the year ended March 31, 2021, an expected credit loss provision of $74,193 was recognized in relation to the loan receivable and included in interest and other expense on the consolidated statement of operations and comprehensive loss.  During the year ended March 31, 2022, an additional credit loss provision of $8,807 was recognized by the Company.

BURCON NUTRASCIENCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2022, 2021 and 2020

(In Canadian dollars)

Subsequent to March 31, 2022, the Company made an additional capital loan advance of $3.16 million to Merit Foods in the form of a shareholder loan with the same terms as the previous capital loan advances.

During fiscal 2021,  Merit Foods secured a debt financing package of up to $85 million of capital from a syndicate of lenders including Export Development Canada ("EDC"), Farm Credit Canada ("FCC") and the Canadian Imperial Bank of Commerce ("CIBC").  The Partners and Burcon Holdings were required to pledge their shares in Merit Foods as security under the loan facilities from EDC.  Bunge also pledged its shares as security under the EDC loan facilities after its investment in Merit Foods.  In connection with the loan facilities from EDC, Merit Foods had to fulfill various obligations, including the establishment and maintenance of a cost overrun account in a prescribed amount in connection with the costs related to construction of the Flex Production Facility. $6.5 million of this amount was permitted to be funded by way of a letter of credit ("LC").  To assist Merit Foods to fulfill this obligation, Burcon Holdings obtained a LC from HSBC Bank Canada ("HSBC") in April 2020, which was secured by a term deposit with HSBC in the same amount.  As part of the investment by Bunge into Merit Foods, the LC was released on August 28, 2020.

In connection with the LC, Burcon Holdings entered into a short-term loan agreement (the "Merit Loan Agreement") with Merit Foods in the amount of $6.5 million (the "Merit Loan").  The Merit Loan bore interest at 5% per annum, compounded annually, payable by way of a lump sum balloon payment at the end of the term.  Concurrent with the termination of the LC on August 28, 2020, the Merit Loan Agreement was also terminated on the same date.  For the year ended March 31, 2022, Burcon recorded interest income of $nil (2021 - $120,205; 2020 - $nil) related to the Merit Loan.  Burcon Holdings and the Partners provided guarantees in the aggregate amount of $1.25 million to CIBC, of which Burcon Holdings' proportionate share was $500,000.  In connection with Bunge's investment into Merit Foods in August 2020, Burcon Holdings' amount was reduced to $416,625.

During fiscal 2021, Merit Foods secured additional debt financing of $10 million in the form of a 10-year interest-free loan from Agriculture and Agri-Food Canada (the "AIP Loan").  Burcon Holdings and the Partners provided a guarantee for the AIP Loan (the "AIP Guarantee").  The obligations of the AIP Guarantee are joint and several.  However, Burcon Holdings and the Partners (the "AIP Guarantors") entered into a reciprocal indemnity agreement (the "Indemnity Agreement').  Under the Indemnity Agreement, if any AIP Guarantor (each, a "Paying Guarantor") is required to make payment under the AIP Guarantee and any other AIP Guarantor (each, a "Contributing Guarantor") has not made a corresponding payment equal to its share based on its shareholdings in Merit Foods ("Contributive Share"), such Contributing Guarantor(s) shall pay the Paying Guarantor such amounts so that, after payment, all obligations and liabilities under the AIP Guarantee will have been borne by the AIP Guarantors in their original respective shareholding percentage in Merit Foods.

During fiscal 2021, Merit Foods secured a total of $99.2 million financing package from the Government of Canada that included the financing noted above from EDC, FCC, AIP and Protein Industries Canada ("PIC").  In addition to the co-investment received by Merit Foods from PIC, a further co-investment by PIC to Merit Foods ("PIC 2") was announced in May 2021 to develop new plant-based products. The project has a total investment of $7.9 million, with PIC funding one-half of the total investment into the project.

BURCON NUTRASCIENCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2022, 2021 and 2020

(In Canadian dollars)

During fiscal 2022, Merit Foods and three of its partners received a further co-investment from PIC for the development and distribution of a line of meat alternatives to pork and Wagyu beef, which will be sold under two of its partners' branded products.  The new line of meat alternatives is expected to be distributed throughout Europe, Asia and North America.  The project has a total investment of $7.6 million, with PIC funding one-half of the total investment into the project.  Also during fiscal 2022, Merit Foods obtained additional financing of $10.0 million from the FCC.

During fiscal 2022, the shareholders of the Partners (the "EDC Guarantors") provided guarantees of $10 million (the "EDC Guarantee") to EDC in order for Merit Foods to meet certain credit requirements required by EDC under the loan agreements with EDC.  Burcon Holdings and the EDC Guarantors entered into a reciprocal indemnity agreement (the "EDC Indemnity Agreement").  Under the EDC Indemnity Agreement, if any EDC Guarantor (each, a "EDC Paying Guarantor") is required to make payment under the EDC Guarantee and any other EDC Guarantor and Burcon Holdings (each, a "EDC Contributing Guarantor") has not made a corresponding payment equal to its Contributive Share, such EDC Contributing Guarantor(s) shall pay the EDC Paying Guarantor such amounts so that, after payment, all obligations and liabilities under the EDC Guarantee will have been borne by the EDC Guarantors in their respective Contributive Shares.  Burcon's Contributive Share under the EDC Indemnity Agreement is 44.44%. As a result of Bunge’s investment in October 2021, the aggregate liability of the EDC Guarantors under the EDC Guarantee was reduced to $5.05 million, and Burcon’s maximum liability under the EDC Indemnity Agreement has been reduced to $2.24 million. Subsequent to March 31, 2022, as a result of the $10 million cash injection by the shareholders of Merit Foods, the EDC released the personal guarantees provided by the EDC Guarantors. As a result, the EDC Indemnity Agreement was also released.

During the year ended March 31, 2022, Burcon recorded royalty revenues of $171,471 (2021 - $nil; 2020 - $nil) from Merit's sales of the Licensed Products, of which $124,359 was included in amounts receivable as at March 31, 2022 (2021 - $nil; 2020 - $nil).

For the year ended March 31, 2022, included in management fee income is $110,504 (2021 - $334,760; 2020 - $350,014) for services provided and $287 (2021 - $524,321; 2020 - $114,766) of samples sold to Merit Foods, of which $1,210 was included in amounts receivable at March 31, 2022 (2021 - $66,709; 2020 - $110,594).

Merit Foods also provides certain consulting services to Burcon. For the year ended March 31, 2022, Burcon recorded professional fee expense of $9,415 (2021 - $10,720; 2020 - $nil), of which $nil was included in accounts payable and accrued liabilities as at March 31, 2022 (2021 - $nil; 2020 - $nil).

BURCON NUTRASCIENCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2022, 2021 and 2020

(In Canadian dollars)

Summary financial position for Merit Foods as at March 31, 2022 and 2021

	As at March 31, 2022	As at March 31, 2021
	$	$

Current assets	8,772,383	16,125,384
Non-current assets	132,469,291	124,970,303
Current liabilities	6,026,955	9,303,585
Non-current liabilities	103,910,943	93,642,063

Summary financial results for Merit Foods

	Year ended March 31, 2022	Year ended March 31, 2021	Period ended March 31, 2020[1]
	$	$	$

Total revenue	6,284,174	396,093	-
Loss for the period	(13,271,029)	(6,837,195)	(2,349,515)

[1]Merit Foods was incorporated on May 15, 2019. As a result, information in this table represents certain financial information of Merit Foods from the date of its incorporation to March 31, 2020.

BURCON NUTRASCIENCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2022, 2021 and 2020

(In Canadian dollars)

8. Convertible debentures, convertible note, and short-term loan

Convertible debentures

On December 10, 2019, the Company issued convertible debentures (the "Debentures") through a non-brokered private placement for an aggregate principal amount of $9.5 million.  Certain directors and an officer of the Company subscribed for Debentures totalling $2 million in principal amount. Each Debenture consisted of $1,000 principal amount, bore interest at a rate of 8.5% per annum, payable semi-annually in arrears and was unsecured.

The Debentures were convertible at the option of the holder, in whole or in part, into common shares of the Company at a conversion price of $1.05 per share.  During the year ended March 31, 2021, the holders of the Debentures converted principal amount of $1,704,500 for the issuance of 1,623,327 common shares of the Company.

Burcon had the right, at its sole discretion, to force the conversion of the Debentures if the shares traded at or above $2.15 for a period of 14 consecutive trading days.  The Company determined it had met this condition between August 12 to August 31, 2020 and issued a notice to the holders of the Debentures for conversion of the Debentures to common shares on September 8, 2020.  As a result of the conversion of $7,795,500 of outstanding principal amount of the Debentures, an aggregate of 7,424,274 common shares were issued to the holders of the Debentures.

For the year ended March 31, 2022, the Company recorded interest expense of $nil (2021 - $637,522; 2020 - $nil).

Convertible note

The Company had a convertible note (the "Note") with Large Scale Investments Limited ("Large Scale'), a wholly owned subsidiary of Firewood Elite Limited ("Firewood"), for the principal amount of $2.0 million (the "Principal Amount").  The Note bore interest at 8% per annum, compounded monthly.  Firewood, a related party of Burcon that has significant influence over the Company, is wholly owned by Mr. Alan Chan, a director of the Company.

On May 21, 2019, the Company and Large Scale amended (the "Amendment") the Note's Maturity Date to June 21, 2019, as well as providing Large Scale with the right to offset any amounts due to it under the Note against any obligations of Large Scale to pay for subscription proceeds of any rights offering that Burcon may conduct.  In connection with the 2019 Rights Offering (note 9(a)), Large Scale exercised its right to offset the amounts due under the Note against its obligations to pay for subscription proceeds under the 2019 Rights Offering. The offset was completed on June 25, 2019. The total amount offset under the Note included the principal amount and accrued interest of $2,565,022.

The conversion option was recorded as a derivative liability. Under the terms of the Note, there are certain conditions where the conversion price may be adjusted.  Therefore, in accordance with IFRS, an obligation to issue shares for a price that is not fixed must be classified as a derivative liability and measured at fair value, with changes recognized in change in fair value of conversion option in the consolidated statement of operations and comprehensive loss.

BURCON NUTRASCIENCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2022, 2021 and 2020

(In Canadian dollars)

The conversion and prepayment options were recorded as a net derivative liability and measured at fair value, with changes in fair value recorded in the consolidated statement of operations and comprehensive loss.  The fair value of the conversion and prepayment options was estimated based on a methodology for pricing convertible bonds using the Partial Differential Equation Method, with the following initial assumptions: expected volatility of 63%; expected dividend per share of $nil; risk-free rate of 0.60%, entity-specific credit spread, and expected life of 3 years.  The assumptions as at March 31, 2019 were as follows: expected volatility of 99%, expected dividend per share of $nil; risk-free rate of 1.63%, initial entity-specific credit spread adjusted by the movement in the option adjusted spread of the Canada High Yield Index, and expected life of 1.1 years.  The initial fair value of the net derivative liability was estimated as $189,705 as at the issue date of the Note.  As at March 31, 2019, the fair value of the net derivative liability was estimated to be $5,384. Upon the offset by Large Scale of its obligations to pay for subscription proceeds under the 2019 Rights Offering, the net derivative liability was expensed during fiscal 2020 as financing expense.

Short-term loan

During the year ended March 31, 2020, the Company had a short-term loan with Large Scale to provide Burcon with an unsecured loan for up to $1.5 million (the "Loan").  The Loan bore interest at 18% per annum on the amount drawn, and 3% per annum on the undrawn portion.  The Loan provided the Lender with the right to offset any amount due to it under the Note against any obligations of the Lender to pay for subscription proceeds of any rights offering that Burcon may conduct.  In connection with the 2019 Rights Offering (note 9(a)), Large Scale exercised its right to offset the amounts due under the Loan against its obligations to pay for subscription proceeds under the 2019 Rights Offering.  The offset was completed on June 25, 2019 for $1,436,629 against the principal amount.  The balance of the principal amount of $63,371 and accrued interest of $107,173 was repaid to Large Scale in cash on June 28, 2019.

9. Shareholders' equity

a) Capital stock

Authorized

Unlimited number of common shares without par value

2020 Equity Offering

On February 19, 2020, the Company completed a bought deal equity offering of 7,419,800 units (the "Units") at a price of $1.55 per Unit for aggregate gross proceeds to the Company of $11.5 million (the "Offering") and net proceeds of $10.3 million.

Each Unit consisted of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, a "Warrant").  Each Warrant was exercisable to acquire one common share until February 19, 2022 at an exercise price of $2.00 per Warrant Share.  In addition to a cash commission, the agents received compensation options (Agents' Warrants) entitling the agents to purchase up to 519,386 common shares.  Each Agent's Warrant was exercisable to acquire one common share of the Company at an exercise price of $2.00 per share until February 19, 2022.  During the year ended March 31, 2022, warrants were exercised for 105,750 common shares (2021 - 2,493,254; 2020 - $nil), providing proceeds of $211,500 (2021 - $4,986,508; 2020 - $nil).  A total of 1,630,282 Warrants and Agents' Warrants expired unexercised on February 19, 2022.

BURCON NUTRASCIENCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2022, 2021 and 2020

(In Canadian dollars)

2019 Rights Offering

On June 25, 2019, the Company completed a rights offering (the "2019 Rights Offering") for 44,083,203 common shares at $0.35 per common share for gross proceeds of $15,429,121, and net proceeds of $15,284,430.  Burcon issued to each shareholder as of the record date of May 30, 2019 one transferrable right (the "2019 Rights") for each common share held by such shareholder.  Every 2019 Right entitled the holder thereof to purchase one common share in the Company at a price of $0.35 per common share.

The Company's directors, officers and persons controlling over 10% of the common shares of the Company agreed to exercise at least all of the 2019 Rights they were issued in connection with the 2019 Rights Offering for 14,306,740 common shares, representing 32.5% of the 2019 Rights Offering.

Of the net proceeds of the 2019 Rights Offering, $2,565,022 were used to repay the Note and accrued interest to Large Scale (note 8) and $1,607,183 were used to repay the Loan and accrued interest to Large Scale (note 8).

c) Contributed surplus

Contributed surplus comprises the value ascribed to expired warrants and options and forfeited vested options, previously categorized in either warrants or options, as applicable, within shareholders' equity.

d) Options

The Company has a stock option plan in which all directors, officers, employees and consultants of the Company and its subsidiaries are eligible to participate.

At March 31, 2022, 5,324,481 (March 31, 2021 - 4,949,106) options to purchase common stock are outstanding from the stock option plan.  These options, when vested under the terms of the plan, are exercisable at prices ranging between $0.23 and $4.89 per common share.  An additional 5,548,393 (2021 - 5,894,031) options may be granted in future years under this plan. Unless otherwise determined by the board of directors, the options have a term of up to 10 years from the date of grant.  The vesting terms are determined at the discretion of the board of directors at the time of grant.  All grants are recognized using graded vesting, with each vesting tranche being valued separately, and the fair value of each tranche recognized over its respective vesting period.

BURCON NUTRASCIENCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2022, 2021 and 2020

(In Canadian dollars)

	2022		2021

	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $

Outstanding - Beginning of year	4,949,106	2.63	4,507,606	3.32

Granted	1,245,000	1.64	1,253,000	3.95
Exercised	(264,299)	0.74	(94,000)	0.56
Forfeited	(505,326)	3.10	-	-
Expired	(100,000)	7.54	(717,500)	9.51

Outstanding - End of year	5,324,481	2.36	4,949,106	2.63

The following table summarizes information about stock options outstanding and exercisable at March 31, 2022:

	Options outstanding			Options exercisable
Range of exercise prices $	Number outstanding at March 31, 2022	Weighted average remaining contractual life (years)	Weighted average exercise price $	Number exercisable at March 31, 2022	Weighted average exercise price $

0.23 - 0.69	630,334	6.50	0.39	630,334	0.39
1.29 - 2.99	3,388,314	5.39	2.05	2,634,644	2.24
4.01 - 4.89	1,305,833	5.13	4.10	790,158	4.06
	5,324,481	5.46	2.36	4,055,136	2.31

BURCON NUTRASCIENCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2022, 2021 and 2020

(In Canadian dollars)

The fair value of each option is estimated as at the date of grant or other measurement date using the Black-Scholes option pricing model and the following weighted average assumptions:

	2022	2021	2020

Dividend yield	0.0%	0.0%	0.0%
Expected volatility	81.9%	78.5%	75.1%
Risk-free interest rate	1.7%	0.5%	1.3%
Expected forfeitures	6.6%	7.2%	7.7%
Expected average option term (years)	5.8	6.7	7.9

The expected volatility and expected forfeitures are based on historical volatility and forfeitures. The risk-free rate of return is the yield on a zero-coupon Canadian treasury bill of a term consistent with the expected average option term. The expected average option term is the average expected period to exercise, based on the historical activity patterns for each individually vesting tranche.

The weighted average fair value of the options granted during the year ended March 31, 2022 was $1.13 (2021 - $2.73; 2020 - $1.36) per option.

Included in research and development expenses is $403,695 (2021 - $7,706; 2020 - $16,757) (note 10) and in general and administrative expenses (salaries and benefits) is $1,031,983 (2021 - $1,550,828; 2020 - $469,472) (note 11) of stock-based compensation.  Included in deferred development costs is $524,947 (2021 - $319,610; 2020 - $50,660) of stock-based compensation.

e) Restricted Share Units ("RSU") Plan

At the annual general meeting held in September 2021, the shareholders of the Company approved a new RSU plan in which all directors, officers, employees and consultants of the Company and its subsidiaries are eligible to participate.  Each RSU is intended to be redeemable for one common share of the Company but, at the election of the Company, may be redeemed for cash in the amount equal to the market value of the Company's shares on vesting date, or a common share acquired by the Company on a public exchange.  The RSUs must be redeemed no later than December 31st of the third year after the date of grant.  The vesting terms are determined at the discretion of the board of directors at the time of grant.  The fair value of the grants is determined on the date of grant and is recognized using graded vesting, with each vesting tranche being valued separately, and the fair value of each tranche recognized over its respective vesting period.  During the year, 121,000 RSUs were granted to employees with a grant date fair value of $1.35 which vest over three years.  As at March 31, 2022, 118,000 RSUs were outstanding.

BURCON NUTRASCIENCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2022, 2021 and 2020

(In Canadian dollars)

10. Research and development

	2022 $	2021 $	2020 $

Salaries and benefits (note 9)	2,418,468	1,602,709	1,317,920
Laboratory operation	325,973	305,135	290,336
Amortization of property and equipment	236,021	225,180	72,187
Rent	139,862	108,346	87,720
Inventory written off to research and development	132,186	-	-
Amortization of deferred development costs	105,375	-	-
Analyses and testing	74,983	62,874	55,740
Travel and meals	-	-	16,554
Gross research and development expenses	3,432,868	2,304,244	1,840,457
Allocated to deferred development costs	(1,587,269)	(1,163,856)	(655,132)
Allocated to inventory production	-	(726,383)	(463,474)

Net research and development expenses	1,845,599	414,005	721,851

For the year ended March 31, 2022, total research and development expenses have been reduced by COVID-19 subsidies of $225,309 (2021 - $115,013; 2020 - $nil) from the Canada Emergency Wage Subsidy ("CEWS") and Canada Emergency Rent Subsidy programs ("CERS), as well as Manitoba government training grant of $nil (2021 - $45,099; 2020 - $21,529).  The CEWS and CERS programs were terminated in October 2021.

As Merit Foods began producing its own samples after completion of the Flex Production Facility to provide to its customers, Merit Foods no longer required Burcon to supply samples.  As a result, Burcon wrote off its pea and canola inventory on-hand during the year ended March 31, 2022.

BURCON NUTRASCIENCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2022, 2021 and 2020

(In Canadian dollars)

11. General and administrative

	2022 $	2021 $	2020 $

Salaries and benefits (note 9)	2,493,640	2,635,873	1,350,824
Professional fees	714,661	465,226	274,356
Investor relations	499,086	247,735	131,646
Office supplies and services (note 13)	351,893	170,494	165,050
Transfer agent and filing fees	91,856	57,030	27,289
Financing expense (notes 7 and 13)	40,952	23,790	88,920
Travel and meals	40,504	248	66,225
Amortization	36,700	47,474	1,949
Other	6,311	6,272	3,788
Rent	-	-	76,226

	4,275,603	3,654,142	2,186,273

For the year ended March 31, 2022, salaries and benefits have been reduced by $114,864 (2021 - $145,765; 2020 - $nil) from COVID-19 subsidies received from the CEWS program.

12. Basic and diluted loss per share

The following table sets forth the computation of basic and diluted loss per share:

	2022 $	2021 $	2020 $

Loss for the year, being loss attributable to common shareholders - basic and diluted	(10,258,407)	(617,492)	(4,633,494)

	Shares	Shares	Shares
Weighted average common shares - basic and diluted	108,588,454	102,890,726	78,935,751

Basic and diluted loss per share	(0.09)	(0.01)	(0.06)

For the years ended March 31, 2022, 2021 and 2020, the Company excluded all potential common share equivalents from the diluted loss per share calculation as they were anti-dilutive.

13. Related party transactions

Burcon engaged Burcon Group Limited, a company that is related by virtue of common officers up to March 31, 2022, for the office space rental to April 2020.  For the year ended March 31, 2022, the Company made payments of $nil (2021 - $4,584; 2020 - $75,006).

BURCON NUTRASCIENCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2022, 2021 and 2020

(In Canadian dollars)

Burcon had the following transactions with Regent Park Realty Inc., a company that is controlled by an entity with common directors (and also with common officers prior to September 1, 2021) with the Company.  One of these directors also has indirect significant influence over the Company:

● For the year ended March 31, 2022, included in general and administrative expenses (management fees) is $2,834 (2021 - $2,241; 2020 - $1,181) for administrative services provided to the Company.  At March 31, 2022, $522 (March 31, 2021 - $75; March 31, 2020 - $11) of this amount is included in accounts payable and accrued liabilities.  For the year ended March 31, 2022, included in interest and other income is $3,931 (2021 - $7,709; 2020 - $14,197) for legal and accounting services provided by the Company.  At March 31, 2022, $nil (March 31, 2021 - $437; March 31, 2020 - $1,785) of this amount is included in amounts receivable.

Burcon had the Loan (note 8) and Note (note 8) with Large Scale, a company wholly owned by Firewood.  For the year ended March 31, 2022, included in interest expense is $nil (2021 - $nil; 2020 - $56,502) related to the Note and $nil (2021 - $nil; 2020 - $60,756) related to the Loan.

Upon completion of the 2019 Rights Offering, the exercise price for the share purchase warrants issued to Dr. Yap, the Company's former Chief Executive Officer, was adjusted from $0.69 per share to $0.45 per share.  The Company recorded $85,420 as financing expense during fiscal 2020.

Burcon has a services agreement (the "Services Agreement") with Merit Foods to provide technical, administrative and general management services, research and analytical services and sample production services based on rates set out in the Services Agreement.  Merit Foods also provides certain technical and consulting services to Burcon.  See note 7 for details.

In connection with the LC, Burcon Holdings entered into the Merit Loan Agreement with Merit Foods in the amount of $6.5 million.  During the year ended March 31, 2022, Burcon recorded interest income of $nil (2021 - $120,205; 2020 - $nil) related to the Merit Loan, of which $nil was included in amounts receivable as at March 31, 2022 (2021 - $nil).

Certain directors and an officer subscribed for $2.0 million of the Debentures.  During the year ended March 31, 2022, the Company made total convertible debenture interest payments of $nil (2021 - $126,803; 2020 - $nil) to these directors and officer.

BURCON NUTRASCIENCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2022, 2021 and 2020

(In Canadian dollars)

14. Key management compensation

Key management includes the Company's CEO and CFO.  Remuneration of directors and key management personnel comprises:

	2022 $	2021 $	2020 $

Short-term benefits	726,158	721,137	570,271
Option-based awards	758,013	1,445,132	395,586
	1,484,171	2,166,269	965,857

Short-term benefits comprise salaries, director fees and employment benefits.

Option-based awards represent the cost of the group of senior management and directors' participation in the incentive stock option plan.  The costs are measured by the fair value of instruments granted, accounted for in accordance with IFRS 2, Share-based Payment.  For details of these plans refer to note 9 to these consolidated financial statements.

15. Income taxes

The recovery of income taxes differs from the amount obtained by applying the statutory Canadian federal and provincial income tax rates to loss for the years as follows:

	2022 $	2021 $	2020 $

Recovery of income taxes based on the combined statutory income tax rate of 27.0% (2021 - 27.0%; 2020 - 27.0%)	(2,819,000)	(167,000)	(1,251,000)
Changes in unrecognized deferred tax assets	2,520,000	(414,000)	1,384,000
Financing costs	-	(1,000)	(316,000)
Non-deductible items and tax adjustments	299,000	582,000	183,000

Recovery of income taxes	-	-	-

BURCON NUTRASCIENCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2022, 2021 and 2020

(In Canadian dollars)

As at March 31, 2022 the Company has non-capital losses of approximately $70,041,000 (2021 - $62,755,000; 2020 - $58,032,000) available to reduce taxable income in future years. These losses expire as follows:

$
2026	800,000
2027	1,124,000
2028	1,344,000
2029	1,596,000
2030	2,691,000
2031	4,358,000
2032	5,327,000
2033	4,606,000
2034	5,507,000
2035	5,623,000
2036	4,895,000
2037	4,612,000
2038	5,303,000
2039	5,215,000
2040	4,472,000
2041	5,715,000
2042	6,853,000
70,041,000

In addition, the Company has SR&ED expenditures of approximately $15,348,000 available to carry forward indefinitely.  ITCs of $4,577,000 may be used to offset deferred income taxes otherwise payable and expiring between 2023 and 2042.  For the year ended March 31, 2022, included in interest and other income is $26,990 (2021 - $nil; 2020 - $18,655) of refundable ITCs, of which $26,990 is included in amounts receivable at March 31, 2022 (2021 - $nil; 2020 - $18,655).  The tax effects of temporary differences that give rise to deferred income tax assets are as follows:

BURCON NUTRASCIENCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2022, 2021 and 2020

(In Canadian dollars)

	2022 $	2021 $

Deferred income tax assets (liability)
SR&ED expenditures	4,132,000	4,073,000
Losses from operations carried forward	18,910,000	16,943,000
Investment in Merit Foods	(59,000)	(918,000)
Deferred development costs	(1,294,000)	(962,000)
Financing costs	167,000	245,000
Property and equipment	298,000	245,000
Right-of-Use assets/liability	(14,000)	(5,000)

Unrecognized deferred income tax assets	22,140,000	19,621,000

Management believes the realization of income tax benefits related to these losses and other potential deferred income tax assets is uncertain at this time and cannot be viewed as probable.  Accordingly, the Company has not recognized these deferred income tax assets.

16. Financial instruments

Credit risk

The financial instruments that expose the Company to a concentration of credit risk are cash and cash equivalents, amounts receivable and capital loan receivable from Merit Foods.  The Company's cash and cash equivalents may comprise interest-bearing savings instruments with Canadian chartered banks.  The Company limits its exposure to credit loss by placing its cash and cash equivalents with two Canadian chartered banks.

The capital loan receivable at March 31, 2022 with a carrying value of $3,228,207 from Merit Foods is non-interest bearing, unsecured, subordinated to Merit Foods' other secured and unsecured debts, and has a term of 15 years. An expected credit loss provision of $74,193 was recorded during fiscal 2021 in relation to the loan receivable from Merit Foods.  An additional provision of $8,807 was recorded during fiscal 2022, resulting in a total expected credit loss provision of $83,000.  The insignificant change in the expected credit loss was as a result of insignificant changes in the expected probability of default and loss given default percentage at March 31, 2022.

Interest rate risk

All of the Company's financial instruments are non-interest bearing except for cash and cash equivalents that earn interest at variable market rates, short-term deposits that earn interest at fixed interest rates, and the Merit Loan that bore interest at a fixed interest rate.  Burcon's cash and cash equivalents are held at two Canadian chartered banks to maximize interest and to diversify risk.  For the year ended March 31, 2022, the weighted average interest rate earned on the Company's cash and cash equivalents was 0.42% per annum (2021 - 0.36% per annum; 2020 - 1.92% per annum).  The impact of a 1% strengthening or weakening of interest rates on the Company's cash and cash equivalents at March 31, 2022 is estimated to be a $70,000 increase or decrease in interest income per year.

BURCON NUTRASCIENCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2022, 2021 and 2020

(In Canadian dollars)

Liquidity risk

The Company manages liquidity risk through the management of its capital structure (note 17). It also manages liquidity risk by monitoring actual and forecasted cash flows taking into account current and planned operations.  The Company's estimated minimum contractual undiscounted cash flow requirement for its financial liabilities at March 31, 2022 is $906,651, all of which is within the next 12 months.

Fair value

The fair value of the Company's short-term financial assets and financial liabilities, including cash and cash equivalents, restricted cash, amounts receivable, accounts payable and accrued liabilities approximates their carrying values due to the short-term maturities of these financial instruments.

The fair value of the loan to Merit Foods is a level 3 fair value and was estimated based on the loan discounted at the market rate.

The carrying values and fair values of financial instruments, by class, are as follows as at March 31, 2022 and 2021:

As at March 31, 2022
	At fair value through profit or loss	Financial assets at amortized cost	Financial liabilities at amortized cost	Fair value
Financial assets	$	$	$	$
Cash and cash equivalents	-	7,000,824	-	7,000,824
Restricted cash	-	122,707	-	122,707
Amounts receivable Loan to Merit Foods	- -	200,342 3,228,207	- -	200,342 3,311,207
Total	-	10,552,080	-	10,635,080
Financial liabilities
Accounts payable and accrued liabilities	-	-	906,651	906,651
Deferred revenue	-	-	122,707	122,707
Total	-	-	1,029,358	1,029,358

BURCON NUTRASCIENCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2022, 2021 and 2020

(In Canadian dollars)

As at March 31, 2021
	At fair value through profit or loss	Financial assets at amortized cost	Financial liabilities at amortized cost	Fair value
Financial assets	$	$	$	$
Cash and cash equivalents	-	13,972,659	-	13,972,659
Amounts receivable	-	338,715	-	338,715
Loan to Merit Foods	-	2,893,511	-	2,967,704
Total	-	17,204,885	-	17,279,078
Financial liabilities
Accounts payable and accrued liabilities	-	-	1,418,049	1,418,049
Total	-	-	1,418,049	1,418,049

Currency risk

The Company has not hedged its exposure to currency fluctuations. As at March 31, 2022 and 2021, the Company is exposed to currency risk through the following assets and liabilities denominated in U.S. dollars:

	March 31, 2022	March 31, 2021
U.S. Dollars
Cash and cash equivalents	$69,402	$27,752
Amounts receivable	-	1,851
Accounts payable and accrued liabilities	(5,504)	-
Net exposure	$63,898	$29,603

Canadian dollar equivalent	$79,847	$37,226

Based on the above net exposure at March 31, 2022, a 10% appreciation or depreciation of the U.S. dollar against the Canadian dollar would have resulted in a decrease/increase of approximately $6,000 (2021 - $3,000) in the Company's loss from operations.

BURCON NUTRASCIENCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2022, 2021 and 2020

(In Canadian dollars)

17. Capital disclosures

The Company considers its capital to be its shareholders' equity.

The Company manages its capital structure to have sufficient resources available to meet day-to-day operating requirements, continue as a going concern and fund its research and development program.  The Company is dependent on non-operating sources of cash, primarily from issuing equity and debt, to fund its operations and research development programs.  The Company monitors its capital and the expected cash flows required to achieve its business objectives to determine its future financing needs.  It seeks additional capital when deemed appropriate, but there is no assurance that it will be able to secure the necessary capital when required.

The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the year ended March 31, 2022.

18. Segment information

The Company operates in a single reportable operating segment and geographic location involving the development of plant-based proteins.  All non-current assets are located in Canada.

All revenues are generated in Canada, Switzerland, and the USA.  For the year ended March 31, 2022, revenues of $171,471 (2021 - $nil; 2020 - $nil) were generated in Canada, $nil (2021 - $250,000; 2020 - $nil) were generated in Switzerland, and $nil (2021 - $8,646; 2020 - $31,134) were generated in the U.S.

19. Subsequent events

Subsequent to March 31, 2022:

a) The Company made an additional capital loan advance to Merit Functional Foods for $3,159,558 (note 7).

b) As a result of the $10 million cash injection by the shareholders of Merit Foods, EDC released the personal guarantees provided by the EDC Guarantors. As a result, the EDC Reciprocal Indemnity Agreement was also released (note 7).

c) Burcon entered into a loan agreement with Large Scale for a secured loan (the “Secured Loan”) of up to $10 million (the “Loan Amount”).  The Secured Loan will be made available to Burcon in two $5 million tranches, upon satisfaction of certain conditions with respect to each tranche.  The first tranche, which is currently available, has a maturity date of July 1, 2024 and the second tranche will have a maturity date that is 24 months from the closing date of such tranche.  The drawn portion of the Loan Amount will bear interest at a rate of 8% per annum (the “Principal Balance”) and is secured by all the assets of Burcon.  Interest on the Loan Amount will accrue monthly, not in advance, and will be payable on the maturity date of the applicable tranche.  Burcon will pay a 1% commitment fee of the undrawn amount of the Loan Amount under each tranche on: (i) the closing date of such tranche and (ii) each annual anniversary of the closing date of such tranche.

BURCON NUTRASCIENCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2022, 2021 and 2020

(In Canadian dollars)

d) Burcon received a letter from the Listings Qualification Department of the Nasdaq Stock Market LLC ("Nasdaq") notifying the Company that it has not met the listing rule that requires the listed securities of the Company to maintain a minimum bid price of US$1 per share for a period of 30 consecutive business days.  The Nasdaq notification letter does not result in the immediate delisting of the Company's common shares, and the shares will continue to trade uninterrupted.  The Company has a compliance period of 180 calendar days, or until September 28, 2022, to regain compliance with Nasdaq's minimum bid price requirement.  If at any time during the compliance period the Company's closing bid price is at least US$1 for a minimum of 10 consecutive business days, it will be notified by Nasdaq that compliance has been met.  In the event the Company does not regain compliance by September 28, 2022, the Company may be eligible for additional time to regain compliance.  Burcon's management is reviewing various options available to the Company in order to regain compliance with Nasdaq's listing rules.